SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on December 22nd, 2016, drawn up in summary form

1.            Date, time and venue: On December 22nd, 2016, starting at 8:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Messers. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messers. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1          Distribution of dividends. Based on the Company’s extraordinary balance sheet dated November 30th, 2016, prepared in accordance to the resolutions of the Board of Director in the meeting held on December 1st, 2016, to approve the distribution of dividends in the amount of R$ 0.07 for each share of the Company, to be deducted from the results of the 2016 fiscal year and attributed to the minimum mandatory dividends for the same year. The distribution of dividends will be made without withholding income tax, pursuant to applicable law.

4.2.1. The aforementioned payment shall be made as from February 23rd, 2017 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including January 23rd, 2017, with respect to BM&FBovespa, and January 26th, 2017, with respect to the New York Stock Exchange, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including January 24th, 2017.

4.3.      Board of Executive Officers Change. According to Section 21, letter d) of the Company’s Bylaws, to approve the following changes to the Board of Executive Officers:

4.3.1    Creation of a new position as BU Premium and High End Executive Officer, which shall be performed by Mr. Cassiano De Stefano, who is currently the Logistics Executive Officer, effective as from January 1st, 2017.

4.3.2    Mr. Maurício Nogueira Soufen, current Supply Executive Officer, shall accumulate the functions of Supply Executive Officer and Logistics Executive Officer, effective as from January 1st, 2017.

5.            Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 22nd, 2016.

/s/ Victorio Carlos De Marchi	/s/ Marcos de Barros Lisboa
/s/ Carlos Alves de Brito	/s/ Roberto Moses Thompson Motta

/s/ Marcel Herrmann Telles	/s/ Vicente Falconi Campos

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ José Heitor Attilio Gracioso	/s/ Álvaro Antônio Cardoso de Souza

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer